Share Exchange Notice

Petrolera Pampa S.A.	Central Térmica Güemes S.A.

Inversora Diamante S.A.	Inversora Nihuiles S.A.

In accordance with Art. 115 of the Bolsas y Mercados Argentinos S.A. (the Argentine Stock Exchange or “BYMA”) Listing Regulations, it is informed that due to the merger by absorption of Pampa Energía S.A. (“Pampa”) with Bodega Loma la Lata S.A. (“BLL”), Central Térmica Güemes S.A. (“CTG”), Central Térmica Loma de la Lata S.A. (“CTLL”), Eg3 Red S.A. (“EG3”), Inversora Diamante S.A. (“INDISA”), Inversora Nihuiles S.A. (“INNISA”), Inversora Piedra Buena S.A. (“IPB”), Pampa Participaciones II S.A. (“PPII”) y Petrolera Pampa S.A. (“PEPASA” and, along with Pampa, BLL, CTG, CTLL, EG3, INDISA, INNISA, IPB y PPII, the “Participating Companies”), approved by their respective shareholders meetings held on April 27, 2018, and also having obtained: (i) the pertinent authorizations from the Comisión Nacional de Valores (the Argentine Securities Commission or “CNV”) and BYMA for the registration of the definitive merger agreement (“DMA”) and the capital increase for an amount of 144,322,083 shares of Pampa (the “New Shares”) before the Inspección General de Justicia (the Argentine Public Registry or “IGJ”), and (ii) the authorization for the public offering of the New Shares; the exchange of the shares of CTG, PEPASA, INDISA and INNISA for Pampa’s shares shall proceed, excluding the shares of CTG and PEPASA that are owned by Pampa, CTLL and Pampa Participaciones S.A.(the “Exchange”). We note that, regarding BLL, CTLL, EG3, IPB and PPII, as informed in the DMA, no exchange of shares shall be made as they are 100% owned directly and indirectly by Pampa.

The shareholders of CTG shall receive 0.6079 ordinary shares of Pampa for each CTG share, with a nominal value of AR$1 each and 1 vote per share; the shareholders of PEPASA shall receive 2.2699 ordinary shares of Pampa for each PEPASA share, with a nominal value of AR$1 each and 1 vote per share; the shareholders of INDISA shall receive 0.1832 ordinary shares of Pampa for each INDISA share, with a nominal value of AR$1 each and 1 vote per share; and the shareholders of INNISA shall receive 0.2644 ordinary shares of Pampa for each INNISA share, with a nominal value of AR$1 each and 1 vote per share (the “Exchange Ratios”).

As a result, the capital stock of Pampa will increase from 1,938,368,431 to 2,082,690,514 increasing by 144,322,083, through the issuance of 144,322,083 ordinary shares with a nominal value of AR$1 and 1 vote per share.

The Exchange will be automatically performed by Caja de Valores S.A. (the “Depositary” or “CVSA”), domiciled at 25 de Mayo 362, City of Buenos Aires, as from August 15, 2018 and may be credited to the accounts between 10:00 am and 5:00 pm (the “Initial Exchange Date”).

The shareholders that will participate in the Exchange will be those that are registered in the shareholder registry of CTG and PEPASA that is maintained by CVSA on the day before of the Initial Exchange Date, and the shareholders of INDISA and INNISA that Pampa communicate to CVSA who will be those that are registered in the shareholder registries that are maintained by the respective entities.

Any fraction or decimal of the shares resulting from the application of the Exchange Ratios will be paid and automatically credited to the respective shareholder’s accounts with CVSA on the date and time for the Exchange indicated above. The settlement will be made in cash, in accordance with art. 97, section b) of the BYMA Listing Regulations; at the highest value between: (i) the financial position as it appears in the latest statement of financial position that, in accordance with regulatory timeframe, was submitted to the market on the Initial Exchange Date; and (ii) the share quote.

Finally, it is hereby noted that the settlement of any fraction of shares shall never imply an involuntary loss of shareholder status.

City of Buenos Aires, August 10, 2018.